UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

October 28, 2008

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Representative:	Ken Aoki, President
Code Number:	8607 (TSE, OSE, NSE: 1st Sec.)
Contact:	Financial Affairs +81-3-5640-5111

Parent Company:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Code Number:	8411 (TSE, OSE: 1st Sec.)

Differences in Earnings Results for the Six Months Ended September 30, 2008

Compared to the Same Period Last Year

Mizuho Investors Securities Co., Ltd. hereby announces differences in its earnings results for the six months ended September 30, 2008 (April 1, 2008 to September 30, 2008) compared to the same period last year (April 1, 2007 to September 30, 2007).

1.	Differences in Earnings Results

Consolidated

	(millions of yen)
	Operating Revenues	Operating Profits	Ordinary Profits	Net Income
Six months ended September 30, 2008 [A]	21,241	-6,152	-5,861	-5,913
Six months ended September 30, 2007 [B]	37,838	8,887	9,195	5,600
Difference [C] = [A] - [B]	-16,597	-15,040	-15,056	-11,513
Difference (%) [C] / [B]	-43.9%	—	—	—

(Note : fractions are rounded down)

2.	Reasons for the Differences

The differences between the earnings results for the six months ended September 30, 2008 and the same period last year were due mainly to decreases in Fees and Commissions Income and Trading Profits.